

Mail Stop 3561

August 13, 2009

Via Fax & U.S. Mail

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

> **Re: Bodisen Biotech, Inc.**
> **Form 10-K for the year ended Dec. 31, 2008**
> **File No. 000-31539**

Dear Mr. Chen:

    We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended Dec. 31, 2008
General

1. You filed Form 10-K on March 27, 2009 and subsequently filed Form 10-K/A on March 30, 2009. Please explain your reasons for filing the amended document. Generally, when an amendment is filed, an explanatory paragraph is added prior to Part 1 to facilitate the reader's understanding of the reason for the amendment.

Management's Discussion and Analysis
Results of Operations, page 18

2. We note that your revenues appeared to reach a peak in the year ended December 31, 2006, and have declined in the two subsequent year end periods. In this regard, you attribute your significant increase in revenues to an increase in customer base due to growing awareness of your products in the market in your Form 10-K for the year ended December 31, 2006. However, this trend appears to immediately reverse, as the year ended December 31, 2007 shows a decline in revenues which you attribute to a decline in customer base due to your delisting from Amex. In addition, the year ended December 31, 2007 reflects a large write-off of accounts receivable, which appears to be related to revenues recorded in 2006. The current year ended December 31, 2008, reflects a further decline in revenues, which you explain is due to adverse weather conditions. Please provide a more detailed explanation of the rise in revenues for the year ended December 31, 2006, subsequently followed by a substantial write-off in accounts receivable and two years of significantly declining revenues. Describe the transactions in 2006 which lead to the increase in revenues and subsequent write-off of receivables in 2007, including how you determined the write-off would be necessary. Clarify how your delisting from Amex had an impact on your customer base, as this relationship is unclear based on your explanation that the increase in customer base was due to the effectiveness of your products. Lastly, provide a discussion of the apparent trend of declining revenues in recent periods, including your assessment of whether this trend is likely to continue in the short and long term.

3. You state that revenues decreased in fiscal 2008 due to "abnormally cold springtime weather of Shaanxi province, which effected crop plantings . . ." However, on page 10 you state that there was "unseasonably cold spring weather in Shaanxi" in fiscal 2007. Please explain this apparent inconsistency.

4. Refer to your discussion of non-operating income and expenses on page 18. You state that other non-operating income is primarily due to bad debt recoveries. If these collections were made on customer receivables that were previously written off, we would generally expect you to first reestablish the receivable by debiting Accounts Receivable and crediting the related allowance. We would then expect you to debit cash and credit the receivable in the amount of the remittance received. It does not appear appropriate to record these recoveries as non-

operating income. Please revise, or provide support for your current accounting methodology.

Financial Statements
Note 2 – Summary of Significant Accounting Policies
Accounts receivable, page F-7

5. Please explain the significant increase in your allowance for doubtful accounts in 2007. Your explanation should include details on whether the allowance related to one particular customer or transaction, why you believed that collection was reasonably assured at the inception of the transaction(s), and the circumstances that made it necessary to record such a large allowance. Provide us with a schedule of receivables (in dollar terms) by age as of December 31, 2007 and December 31, 2008. Indicate those for which no allowance is required necessary as of each date.   We may have further comments upon review of your response.

6. As a related matter, please tell us more about the timing of the allowance increase. It appears that substantially the entire increase was recorded in the fourth quarter of fiscal 2007. Describe the events and circumstances that arose during the quarter and that necessitated the charge. Please explain why those events and circumstances could not have been reasonably estimated or anticipated in prior quarters. In this regard, we particularly note that the cold weather, the flood and the drought occurred in earlier periods.

7. Your revenue recognition policy on page F-10 states that revenue is only recognized once collectability is reasonably assured. However, it appears that you consistently have an allowance for doubtful accounts that far exceeds your net receivables balance. Please provide a description of how credit is initially extended in accordance with your credit policy, and any recent changes to your credit policy. In addition, please describe your methodology for determining that collectability is reasonably assured at the time that revenue is recognized.

Note 4. Inventory, page F-14

8. Reference is made to your discussion of operating expenses on page 18. An inventory write-down is considered to be a component of cost of revenue under U.S. GAAP. Please revise your income statement to appropriately reflect this charge and to restate gross profit. MD&A and other relevant sections of the filing will require revision as well.

Note 5. Marketable Securities, page F-14

9. On page F-8, you state that the fair value of your marketable security is determined by using the securities quoted market price as obtained from stock exchanges on which the security trades. Please tell us why the inputs to the valuation are considered Level 2 inputs as opposed to Level 1 inputs.

Note 6. Other Long-Term Assets, page F-14

10. In view of the relative significance of your ownership interests in each of the three companies, please provide support for your apparent conclusion that equity method accounting is not required.

Note 10. Employee Welfare Plans, page F-16

11. Please clarify why the expense for the plan was zero in both December 31, 2008 and 2007.

Item 9A. Controls and Procedures
Internal Control Over Financial Reporting, page 22

12. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Form 10-Q for the quarterly period ended March 31, 2009
Item 4T. Controls and Procedures, page 21

13. It appears you have omitted your assessment of internal controls over financial reporting for the quarter ended March 31, 2009. Management's assessment of internal controls over financial reporting is required in all periodic filings by

Regulation S-K, Item 308T for non-accelerated filers and smaller reporting companies. Please amend your Form 10-Q to include this assessment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief